

June 30, 2014

<u>Via E-mail</u>
Lee Shavel
Chief Financial Officer and Executive Vice President, Corporate Strategy
The NASDAQ OMX Group, Inc.
One Liberty Plaza
New York, NY 10006

      Re: The NASDAQ OMX Group, Inc.
            Form 10-K for fiscal year ended December 31, 2013
            Filed February 24, 2014
            File No. 0-32651

Dear Mr. Shavel:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Kristi Marrone

                      Kristi Marrone
                      Staff Accountant